SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 12, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2014 RESULTS

2Q14 Highlights (as compared to 1Q14):

•	Net Revenue Increased 8.5% to US$181.2 Million from US$167.0 Million

•	Gross Profit Increased to US$42.7 Million from US$33.0 Million

•	Gross Margin Improved to 23.6% from 19.8%

•	Operating Profit Increased to US$28.2 Million from US$20.6 Million

•	Net Earnings of US$0.19 Per Basic Common Share and US$0.19 Per Diluted Common Share Compared to US$0.37 Per Basic Common Share and US$0.36 Per Diluted Common Share

•	2Q14 Net income was Negatively Impacted by a Foreign Exchange Loss of US$4.0 Million or US$0.13 Per Basic Share

•	Generated US$7.4 Million of Free Cash Flow after US$26.6 Million of CapEx

•	Retained Balance of Cash and Cash Equivalents at US$453.9 Million

Hsinchu, Taiwan, August 12, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the second quarter ended June 30, 2014. All U.S. dollar figures in this release are based on the exchange rate of NT$29.87 against US$1.00 as of June 30, 2014.

Net revenue for the second quarter of 2014 was NT$5,413.4 million or US$181.2 million, an increase of 8.5% from NT$4,989.0 million or US$167.0 million in the first quarter of 2014 and an increase of 9.6% from NT$4,939.2 million or US$165.4 million for the same period in 2013. This is in-line with the Company’s guidance for second quarter of 2014 revenue to increase by approximately 8% to 12%, as compared to the first quarter of 2014.

Net income for the second quarter of 2014 was NT$169.8 million or US$5.7 million, and NT$5.70 or US$0.19 per basic common share and NT$5.56 or US$0.19 per diluted common share, as compared to net income for the first quarter of 2014 of NT$331.1 million or US$11.1 million, and NT$11.14 or US$0.37 per basic common share and NT$10.87 or US$0.36 per diluted common share, and compared to net income in the second quarter of 2013 of NT$358.5 million or US$12.0 million, and NT$12.28 or US$0.41 per basic common share and NT$12.00 or US$0.40 per diluted common share. Net income for the second quarter of 2014 was negatively impacted by the accrual of foreign exchange loss of US$4.0 million or US$0.13 per basic share. In addition, net income for the second quarter of 2014 reflects the impact of a US$1.2 million increase in administrative and general expenses and a US$1.9 million increase in other operating expenses, as compared to the first quarter of 2014.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2014 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Our results for the first half of 2014 have been above seasonal norms and at the high-end of our outlook. We expect our momentum to continue entering the third quarter and our near-term outlook remains positive. Our strong performance was driven by our differentiated end market exposure, customer alignment within our target markets and rationalized capacity. We are not seeing the inventory digestion or overhang that has slowed others in the OSAT sector, which focus on other end markets and customers. We continue to leverage our successful integrated assembly and test business strategy. This helped us further improve gross margin to 23.6% in the quarter. As an indication of our sustained business momentum, our overall utilization rate held steady at 77% — even after we expanded our assembly capacity by approximately 17% and expanded our bumping capacity by approximately 11%.”

“In terms of our market exposure, our memory business in the second quarter benefitted from stronger customer demand. We expect this business momentum will continue in second half of 2014. Demand in our LCD driver business softened slightly entering June, which resulted in the lower utilization of our LCDD capacity and also impacted our revenue in the second quarter. We expect demand in the LCDD business will improve led by the growth in UHD TVs (4K/2K TVs). We remain one of Top 2 largest OSAT providers in the LCDD business and continue to supplement our capacity and capabilities where possible to support our existing customers and new opportunities. Overall, we maintain a very positive near term outlook based on increased demand levels from both existing and new customers. As we have been running near full capacity, our Board of Directors has authorized an upward revision of our full year 2014 CapEx budget to approximately US$110 million from approximately US$80 million prior. We believe our existing facilities can accommodate the additional equipment over the near term needed to meet the higher demand levels for DRAM assembly and LCD driver, including bumping. We are also exploring options to accommodate higher capacity levels over the longer-term, including the potential addition of a new facility, given customers’ growth expectations. Any such measure would be incremental to the approximately US$110 million CapEx budget for 2014. We are concurrently executing on our previously stated corporate initiatives, including the successful listing of our subsidiary, ChipMOS Taiwan, onto the Taiwan Stock Exchange on April 11, 2014. While we are not able to provide a timetable for next steps given the sensitivity and fluidity of the situation, we will update the market as material events occur. Overall, our goals remain unchanged, to deliver consistent growth, while focusing on further improving our profitability and building shareholder value.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We generated an additional US$7.4 million of free cash flow from our operations after capital spending of US$26.6 million in the second quarter of 2014. Our operating expenses were US$15.9 million or 8.8% of our Q2 revenue compared to US$13.0 million or 7.8% of revenue for Q1. The slight increase is related to support of our higher revenue level and the accrual of salary increases. We ended the quarter with a strong balance of cash and cash equivalents at US$453.9 million, and a net cash position of US$245.8 million. Income tax provision for Q2 was US$8.5 million compared to US$8.7 million in Q1. The non-controlling interests for Q2 increased to US$9.6 million from US$4.8 million in Q1. On July 2, 2014, we put in place a NT$10 billion credit facility with favorable terms to re-finance our existing long-term debt and maintain a financial flexibility in support of general corporate purposes. This type of favorable opportunity is the direct result of our consistent financial performance and strong balance sheet. We remain focused on smart growth, being a reliable partner for quality, critical OSAT services, and executing our longer-term capacity roadmap, in order to deliver consistent financial results, with further improvement to our balance sheet and shareholder value.”

Selected Operation Data

	2Q14		1Q14
Revenue by segment
Testing		24%		23%
Assembly		35%		34%
LCD Driver		22%		24%
Bumping		19%		19%

Utilization by segment
Testing		75%		69%
Assembly		76%		77%
LCD Driver		73%		75%
Bumping		85%		90%
Overall		77%		77%

CapEx	US$	26.6 million	US$	19.1 million
Testing		39%		34%
Assembly		23%		29%
LCD Driver		9%		9%
Bumping		29%		28%

Depreciation and amortization expenses	US$	24.4 million	US$	25.0 million

Condensed consolidated statements of cash flows	Period ended Jun. 30, 2014 US$ million	Period ended Jun. 30, 2013 US$ million
Net cash generated from (used in) operating activities	89.7	112.8
Net cash generated from (used in) investing activities	(59.8)	(48.3)
Net cash generated from (used in) financing activities	(23.8)	10.3
Net increase (decrease) in cash and cash equivalents	6.1	74.8
Effect of exchange rate changes on cash	0.1	(0.3)
Cash and cash equivalents at beginning of period	447.7	296.7
Cash and cash equivalents at end of period	453.9	371.2

Third Quarter 2014 Outlook

The Company expects revenue of third quarter of 2014 to increase approximately 3% to 7% as compared to the second quarter of 2014. The Company expects gross margin on a consolidated basis to be in the range of approximately 23% to 26% for the third quarter of 2014. The Company expects depreciation and amortization expenses for the third quarter of 2014 to be approximately US$25 million. Operating expenses are expected to be approximately 6% to 8% of revenues in the third quarter of 2014. The Company expects CapEx spending in support of existing customer demand to be approximately US$24 million in the third quarter of 2014, with CapEx spending for the full year 2014 to be approximately US$110 million. The total number of the Company’s outstanding common shares at the end of the third quarter of 2014 is expected to be approximately 29 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2014 results on Tuesday, August 12, 2014 at 7:00 p.m. Eastern Time (7:00 a.m. Taiwan time, Wednesday, August 13, 2014). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13587160.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2014, and Jun. 30, 2013

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2014	Mar. 31, 2014	Jun. 30, 2013
	USD	USD	USD
Revenue	181.2	167.0	165.4
Cost of revenue	(138.5)	(134.0)	(139.9)

Gross profit	42.7	33.0	25.5

Other operating income	1.4	0.6	9.2
Research and development expenses	(5.6)	(5.7)	(4.7)
Sales and marketing expenses	(0.8)	(0.9)	(0.9)
Administrative and general expenses	(7.1)	(5.9)	(6.3)
Other operating expenses	(2.4)	(0.5)	(2.2)

Operating profit	28.2	20.6	20.6

Non-operating income (expense), net	(4.4)	4.0	0.5

Profit (loss) before tax	23.8	24.6	21.1

Income tax benefit (expense)	(8.5)	(8.7)	(6.5)

Profit (loss) for the year	15.3	15.9	14.6

Attributable to:
Equity holders of the Company	5.7	11.1	12.0
Non-controlling interests	9.6	4.8	2.6

	15.3	15.9	14.6

Profit (loss) for the year	15.3	15.9	14.6
Other comprehensive income (loss):
Exchange differences on translation of foreign operations	(0.4)	0.1	0.3
Net actuarial losses	—	—	—
Income tax effect	—	—	—

Total other comprehensive income (loss)	(0.4)	0.1	0.3

Total comprehensive income (loss)	14.9	16.0	14.9

Attributable to:
Equity holders of the Company	5.4	11.1	12.3
Non-controlling interests	9.5	4.9	2.6

	14.9	16.0	14.9

Earnings (loss) per share attributable to the Company – basic	0.19	0.37	0.41

Shares outstanding (in thousands) – basic	29,801	29,727	29,197

Net income (loss) attributable to the Company – diluted	5.7	11.1	12.0

Earnings (loss) per share attributable to the Company – diluted	0.19	0.36	0.40

Shares outstanding (in thousands) – diluted	30,522	30,467	29,884

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.87 against US$1.00 as of Jun. 30, 2014. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2014, and Jun. 30, 2013

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2014	Mar. 31, 2014	Jun. 30, 2013
	NTD	NTD	NTD
Revenue	5,413.4	4,989.0	4,939.2
Cost of revenue	(4,135.7)	(4,003.0)	(4,179.2)

Gross profit	1,277.7	986.0	760.0

Other operating income	40.5	19.2	275.5
Research and development expenses	(169.0)	(170.0)	(141.8)
Sales and marketing expenses	(24.4)	(27.3)	(26.8)
Administrative and general expenses	(210.8)	(176.1)	(187.9)
Other operating expenses	(73.1)	(15.6)	(64.4)

Operating profit	840.9	616.2	614.6

Non-operating income (expense), net	(130.4)	118.6	14.0

Profit (loss) before tax	710.5	734.8	628.6

Income tax benefit (expense)	(253.8)	(258.9)	(192.6)

Profit (loss) for the year	456.7	475.9	436.0

Attributable to:
Equity holders of the Company	169.8	331.1	358.5
Non-controlling interests	286.9	144.8	77.5

	456.7	475.9	436.0

Profit (loss) for the year	456.7	475.9	436.0
Other comprehensive income (loss):
Exchange differences on translation of foreign operations	(12.5)	2.3	9.4
Net actuarial losses	—	—	—
Income tax effect	—	—	—

Total other comprehensive income (loss)	(12.5)	2.3	9.4

Total comprehensive income (loss)	444.2	478.2	445.4

Attributable to:
Equity holders of the Company	162.1	332.5	366.4
Non-controlling interests	282.1	145.7	79.0

	444.2	478.2	445.4

Earnings (loss) per share attributable to the Company – basic	5.70	11.14	12.28

Shares outstanding (in thousands) – basic	29,801	29,727	29,197

Net income (loss) attributable to the Company – diluted	169.8	331.1	358.5

Earnings (loss) per share attributable to the Company – diluted	5.56	10.87	12.00

Shares outstanding (in thousands) – diluted	30,522	30,467	29,884

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2014, and Jun. 30, 2013

Figures in Million of U.S. dollars (USD) (1)

	Jun. 30, 2014	Mar. 31, 2014	Jun. 30, 2013
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	0.3	0.3	0.4
Property, plant & equipment	424.8	422.8	404.7
Other non-current assets	10.9	10.8	17.3

Total non-current assets	436.0	433.9	422.4

Current assets
Inventories	52.8	50.3	56.2
Accounts and notes receivable	145.4	139.4	143.7
Short-term deposits	9.8	9.3	6.6
Other current assets	7.3	8.7	11.8
Cash and cash equivalents	453.9	412.0	371.2

Total current assets	669.2	619.7	589.5

Total assets	1,105.2	1,053.6	1,011.9

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.2	1.2	1.3
Capital surplus	398.7	394.7	390.7
Treasury stock	—	—	(19.4)
Retained earnings	60.1	54.4	34.8
Other component of equity	14.5	14.7	14.6

Equity attributable to equity holders of the Company	474.5	465.0	422.0

Non-controlling interests	252.6	242.1	141.2

Total equity	727.1	707.1	563.2

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	99.0	99.4	182.5
Other non-current liabilities	19.5	19.6	15.8

Total non-current liabilities	118.5	119.0	198.3

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	48.3	42.1	48.8
Other current liabilities	102.2	77.4	72.5
Bank loans – current portion	74.5	75.8	82.2
Short-term bank loans	34.6	32.2	46.9

Total current liabilities	259.6	227.5	250.4

Total liabilities	378.1	346.5	448.7

Total equity and liabilities	1,105.2	1,053.6	1,011.9

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.87 against US$1.00 as of Jun. 30, 2014. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2014, and Jun. 30, 2013

Figures in Million of NT dollars (NTD)

	Jun. 30, 2014	Mar. 31, 2014	Jun. 30, 2013
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	8.6	8.6	11.6
Property, plant & equipment	12,687.0	12,630.1	12,088.6
Other non-current assets	326.6	323.4	515.6

Total non-current assets	13,022.2	12,962.1	12,615.8

Current assets
Inventories	1,578.4	1,503.5	1,678.3
Accounts and notes receivable	4,342.5	4,162.9	4,292.3
Short-term deposits	292.9	277.3	196.2
Other current assets	217.3	258.8	353.9
Cash and cash equivalents	13,557.9	12,307.8	11,088.4

Total current assets	19,989.0	18,510.3	17,609.1

Total assets	33,011.2	31,472.4	30,224.9

EQUITY AND LIABILITIES
EQUITY
Issued capital	34.9	34.8	39.3
Capital surplus	11,909.4	11,789.2	11,669.1
Treasury stock	—	—	(581.7)
Retained earnings	1,795.6	1,625.6	1,040.8
Other component of equity	432.4	440.1	436.8

Equity attributable to equity holders of the Company	14,172.3	13,889.7	12,604.3

Non-controlling interests	7,546.1	7,233.2	4,218.4

Total equity	21,718.4	21,122.9	16,822.7

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	2,957.8	2,968.2	5,449.7
Other non-current liabilities	582.4	585.6	472.2

Total non-current liabilities	3,540.2	3,553.8	5,921.9

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,443.6	1,259.1	1,458.7
Other current liabilities	3,051.2	2,311.3	2,164.2
Bank loans – current portion	2,225.0	2,263.1	2,456.5
Short-term bank loans	1,032.8	962.2	1,400.9

Total current liabilities	7,752.6	6,795.7	7,480.3

Total liabilities	11,292.8	10,349.5	13,402.2

Total equity and liabilities	33,011.2	31,472.4	30,224.9